Mail Stop 4561
								December 29, 2005

By U.S. Mail and Facsimile to (336) 733-0118

Christopher L. Henson
Senior Executive Vice President & Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101


Re:	BB&T Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal 2005
	File No. 001-10853

Dear Mr. Henson:

      We have reviewed your response filed with the Commission on December 21, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2.  Business Combinations, page 79
1. Please refer to prior comment 2 and revise to clarify why there are such significant adjustments made to your original business combination estimates. Also, present disaggregated information for the "Other, net" column, either in the table or in the footnote, to quantify the amount charged to goodwill and to quantify the remaining amounts and how you accounted for them.
2. Please revise to clarify what the "Acquired at acquisition" column and the "Merger-related and restructuring charges" columns represent.
In order for us to understand the apparent significant adjustments to your business combination estimates, please provide us a schedule that sets forth the accruals for each of the acquisitions underlying the table.

Note 3.  Securities, page 83
3. Please refer to prior comment 4 and revise future filings to separately disclose securities issued by government sponsored entities since those securities are not backed by the full faith and credit of the United States Government. Please tell us in more detail the specific nature of and characteristics of your investments in Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, including the amount of each investment and the amount in a loss position for 12 months or more.
4. Please refer to prior comment 6. We do not believe a first and only transfer of securities from the available for sale category to trading category constitutes rare, as contemplated by SFAS 115.
We
believe rare seems to establish a very high threshold, which might be met, for instance, by a change in statutory or regulatory requirements. Please revise your financial statements to remove the transfer and to accountant for the securities as available for sale until the date of actual disposition.

Note 18: Derivative Financial Instruments, page 111
5. Please refer to prior comment 11. We note in your response that you rely on DIG Issue G9 in performing effectiveness testing related to interest-rate swaps that you account for as cash flow hedges. In order for us to understand the basis for your accounting, please tell us why you are were not able to use the accounting in paragraph 68 of
SFAS 133 for these cash flow hedges and how you considered DIG
Issue
G7 in determining the appropriateness of your accounting.

*	*	*

      Where applicable, please file an amendment in response to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments and that provides the additional information requested. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Paul Cline
Senior Accountant



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Christopher L. Henson
BB&T Corporation
December 29, 2005
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